                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-63082

            Prospectus Supplement to Prospectus dated June 25, 2001.

                                 $2,750,000,000
                         THE GOLDMAN SACHS GROUP, INC.
                              6.60% Notes due 2012
[GOLDMAN SACHS LOGO]

                            ------------------------
     The Goldman Sachs Group, Inc. will pay interest on the notes on January 15 and July 15 of each year. The first such payment will be made on July 15, 2002. If Goldman Sachs becomes obligated to pay additional amounts to non-U.S. investors due to changes in U.S. withholding tax requirements, Goldman Sachs may redeem the notes before their stated maturity at a price equal to 100% of the principal amount redeemed plus accrued interest to the redemption date.
                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              Per Note        Total
                                                              --------        -----
Initial public offering price...............................   100.00%    $2,750,000,000
Underwriting discount.......................................     0.45%    $   12,375,000
Proceeds, before expenses, to Goldman Sachs.................    99.55%    $2,737,625,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January 10, 2002 and must be paid by the purchaser if the notes are delivered after January 10, 2002.
                            ------------------------
     The underwriters expect to deliver the book-entry interests in the notes on January 10, 2002 through the facilities of The Depository Trust Company, Euroclear and Clearstream, Luxembourg against payment in immediately available funds.

     Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in the notes after their initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.

BANC OF AMERICA SECURITIES LLC                                  BARCLAYS CAPITAL
HYPOVEREINSBANK                                                  ING BARINGS/BBL
CREDIT LYONNAIS SECURITIES (USA) INC.                                DANSKE BANK
DEUTSCHE BANC ALEX. BROWN                                    WACHOVIA SECURITIES
HSBC                                                   LOOP CAPITAL MARKETS, LLC
JPMORGAN                                             ORMES CAPITAL MARKETS, INC.
RBC CAPITAL MARKETS                                         SALOMON SMITH BARNEY
SANTANDER CENTRAL HISPANO INVESTMENT                  SUNTRUST ROBINSON HUMPHREY
U.S. BANCORP PIPER JAFFRAY                  WESTDEUTSCHE LANDESBANK GIROZENTRALE

                            ------------------------

                  Prospectus Supplement dated January 3, 2002.

                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (UNAUDITED)

             THREE MONTHS ENDED                              NINE MONTHS ENDED
                 AUGUST 31,                                     AUGUST 31,
                    2001                                           2001
             ------------------                              -----------------
                     1.21x                                         1.23x

     For purposes of computing the ratio of earnings to fixed charges, "earnings" represent pre-tax earnings plus fixed charges and "fixed charges" represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

     See "Ratio of Earnings to Fixed Charges" in the accompanying prospectus for the ratio of earnings to fixed charges for the years ended November 29, 1996 through November 24, 2000.

                          SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled "Specific Terms of the Notes", references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, in this section, references to "holders" mean The Depository Trust Company or its nominee and not indirect owners who own beneficial interests in notes through participants in The Depository Trust Company. Please review the special considerations that apply to indirect owners in the attached prospectus, under "Legal Ownership and Book-Entry Issuance".

     The notes will be a series of senior debt securities issued under our senior debt indenture. This prospectus supplement summarizes specific financial and other terms that will apply to the notes; terms that apply generally to all of our debt securities are described in "Description of Debt Securities We May Offer" in the attached prospectus. The terms described here supplement those described in the attached prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

                               TERMS OF THE NOTES

     The specific terms of the notes we are offering will be as follows:

- TITLE OF THE NOTES:  6.60% Notes due 2012

- ISSUER OF THE NOTES:  The Goldman Sachs Group, Inc.

- TOTAL PRINCIPAL AMOUNT BEING ISSUED:  $2,750,000,000

- DUE DATE FOR PRINCIPAL:  January 15, 2012

- INTEREST RATE:  6.60% annually

- DATE INTEREST STARTS ACCRUING:  January 10, 2002

- DUE DATES FOR INTEREST:  every January 15 and July 15

- FIRST DUE DATE FOR INTEREST:  July 15, 2002

- REGULAR RECORD DATES FOR INTEREST:  every June 30 and December 31

- ADDITIONAL AMOUNTS: We intend to pay principal and interest without deducting U.S. withholding taxes. If we are required to deduct U.S. withholding taxes from payments to non-U.S. investors, however, we will pay additional amounts on those payments, but only to the extent described below under "-- Payment of Additional Amounts".

- REDEMPTION: We will not have the option to redeem the notes before they mature, unless we become obligated to pay additional amounts because of changes in U.S. withholding tax requirements.

- REPAYMENT AT OPTION OF HOLDER:  none

                             ADDITIONAL INFORMATION
                                ABOUT THE NOTES

BOOK-ENTRY NOTES

     We will issue the notes only in book-entry form -- i.e., as global notes registered in the name of The Depository Trust Company, New York, New York, or its nominee. The sale of the notes will settle in immediately available funds through DTC. You will not be permitted to withdraw the notes from The Depository Trust Company except in the limited situations described in the attached prospectus under "Legal Ownership and Book-Entry Issuance -- What Is a Global Security? -- Holder's Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated".

     Investors may hold interests in a global note through organizations that participate, directly or indirectly, in the DTC system. Those organizations include Clearstream, Luxembourg and Euroclear. See "Legal Ownership and Book-Entry Issuance" in the attached prospectus for additional information about indirect ownership of interests in the notes.

                         PAYMENT OF ADDITIONAL AMOUNTS

     We intend to make all payments on the notes without deducting U.S. withholding taxes. If we are required by law to do so on payments to non-U.S. investors, however, we will pay additional amounts on those payments to the extent described in this subsection.

     We will pay additional amounts on a note only if the beneficial owner of the note is a United States alien. The term "United States alien" means any person who, for U.S. federal income tax purposes, is:

- a nonresident alien individual;

- a foreign corporation;

- a foreign partnership; or

- an estate or trust that is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

     If the beneficial owner of a note is a United States alien, we will pay all additional amounts that may be necessary so that every net payment of interest or principal on that note will not be less than the amount provided for in that note. By net payment we mean the amount we or our paying agent pays after deducting or withholding an amount for or on account of any present or future tax, assessment or other governmental charge imposed with respect to that payment by a U.S. taxing authority.

     Our obligation to pay additional amounts is subject to several important exceptions, however. We will NOT pay additional amounts for or on account of any of the following:

- any tax, assessment or other governmental charge imposed solely because at any time there is or was a connection between the beneficial owner -- or between a fiduciary, settlor, beneficiary or member of the beneficial owner, if the beneficial owner is an estate, trust or partnership -- and the United States (other than the mere receipt of a payment or the ownership or holding of a note), including because the beneficial owner -- or the fiduciary, settlor, beneficiary or member -- at any time, for U.S. federal income tax purposes:

   -- is or was a citizen or resident or is or was treated as a resident of the United States;

   -- is or was present in the United States;

   -- is or was engaged in a trade or business in the United States;

   -- has or had a permanent establishment in the United States;

   -- is or was a domestic or foreign personal holding company, a passive foreign investment company or a controlled foreign corporation;

   -- is or was a corporation that accumulates earnings to avoid U.S. federal income tax; or

   -- is or was a "ten percent shareholder" of The Goldman Sachs Group, Inc.;

- any tax, assessment or other governmental charge imposed solely because of a change in applicable law or regulation, or in any official interpretation or application of applicable law or regulation, that becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later;

- any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax, or any similar tax, assessment or other governmental charge;

- any tax, assessment or other governmental charge imposed solely because the beneficial owner or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the United States of the holder or any beneficial owner of the note, if compliance is required by statute, by regulation of the U.S. Treasury department or by an applicable income tax treaty to which the United States is a party, as a precondition to exemption from the tax, assessment or other governmental charge;

- any tax, assessment or other governmental charge that can be paid other than by deduction or withholding from a payment on the notes;

- any tax, assessment or other governmental charge imposed solely because the payment is to be made by a particular paying agent (which term may include us) and would not be imposed if made by another paying agent; or

- any combination of the taxes, assessments or other governmental charges described above.

In addition, we will not pay additional amounts with respect to any payment of principal or interest to any United States alien who is a fiduciary or a partnership, or who is not the sole beneficial owner of the payment, to the extent that we would not have to pay additional amounts to any beneficiary or settlor of the fiduciary or any member of the partnership, or to any beneficial owner of the payment, if that person or entity were treated as the beneficial owner of the note for this purpose.

     When we refer to a "U.S. taxing authority" in the discussion of additional amounts above and in the discussion of redemption for tax reasons below, we mean the United States of America or any state, other jurisdiction or taxing authority in the United States. When we refer to the "United States", we mean the United States of America, including the states and the District of Columbia, together with the territories, possessions and all other areas subject to the jurisdiction of the United States of America.

     When we refer to any payment of interest or principal on a note, this includes any additional amount that may be payable as described above in respect of that payment.

                          WHEN WE CAN REDEEM THE NOTES

     We will not be permitted to redeem the notes before their stated maturity, except as described below. The notes will not be entitled to the benefit of any sinking fund -- that is, we will not deposit money on a regular basis into any separate custodial account to repay your note. In addition, you will not be entitled to require us to buy your note from you before its stated maturity.

     We will be entitled, at our option, to redeem the outstanding notes in whole and not in part if at any time we become obligated to pay additional amounts on any notes on the next interest payment date, but only if our obligation results from a change in the laws or regulations of any U.S. taxing authority, or from a change in any official interpretation or application of those laws or regulations, that becomes effective or is announced on or after January 3, 2002. If we redeem the notes, we will do so at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued interest to the redemption date.

     If we become entitled to redeem the notes, we may do so at any time on a redemption date of our choice. However, we must give the holders of the notes notice of the redemption not less than 30 days or more than 60 days before the redemption date and not more than 90 days before the next date on which we would be obligated to pay additional amounts. In addition, our obligation to pay additional amounts must remain in effect when we give the notice of redemption. We will give the notice in the manner described under "Description of Debt Securities We May Offer -- Notices" in the attached prospectus.

     We or our affiliates may purchase notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. For example, we currently expect Goldman, Sachs & Co. to make a market in the notes by purchasing and reselling notes from time to time. Notes that we or our subsidiaries purchase may, at our discretion, be held, resold or cancelled.

                    EMPLOYEE RETIREMENT INCOME SECURITY ACT

     This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) proposing to invest in the notes.

     The Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA", and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Internal Revenue Code) with respect to the plan; government plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a "prohibited transaction".

     The Goldman Sachs Group, Inc. and certain of its affiliates may each be considered a "party in interest" or a "disqualified person" with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue
Code), which we call a "plan", and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a "party in interest" or a "disqualified person", unless those notes are acquired under an exemption for transactions effected on behalf of that plan by a "qualified professional asset manager" or an "in-house asset manager", for transactions involving insurance company general accounts or under another available exemption. The person making the decision on behalf of a plan or a government plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, to represent that such purchase and holding of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a government plan, under any similar applicable law or regulation).

     If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

                             VALIDITY OF THE NOTES

     The validity of the notes will be passed upon for The Goldman Sachs Group, Inc. by one of its General Counsel or Associate General Counsel, and for the underwriters by Sullivan & Cromwell, New York, New York. As of the date of this prospectus supplement, each of the General Counsel and Associate General Counsel owns less than one percent of the common stock, and participates in employee benefit plans, of The Goldman Sachs Group, Inc. Sullivan & Cromwell has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock and debt securities. Sullivan & Cromwell also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the securities described in this prospectus supplement.

                                  UNDERWRITING

     The Goldman Sachs Group, Inc. and the underwriters for this offering named below have entered into a pricing agreement and an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter named below has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                              Principal Amount
                        Underwriters                              of Notes
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................   $2,255,000,000
Banc of America Securities LLC..............................       27,500,000
Barclays Capital Inc. ......................................       27,500,000
Bayerische Hypo- und Vereinsbank AG.........................       27,500,000
BBL N.V. ...................................................       27,500,000
Credit Lyonnais Securities (USA) Inc. ......................       27,500,000
Danske Bank A/S.............................................       27,500,000
Deutsche Banc Alex. Brown Inc. .............................       27,500,000
First Union Securities, Inc. ...............................       27,500,000
HSBC Securities (USA) Inc. .................................       27,500,000
Loop Capital Markets, LLC...................................       27,500,000
J.P. Morgan Securities Inc. ................................       27,500,000
Ormes Capital Markets, Inc. ................................       27,500,000
RBC Dominion Securities.....................................       27,500,000
Salomon Smith Barney Inc. ..................................       27,500,000
Santander Central Hispano Investment Securities Inc. .......       27,500,000
SunTrust Capital Markets, Inc. .............................       27,500,000
U.S. Bancorp Piper Jaffray Inc. ............................       27,500,000
Westdeutsche Landesbank Girozentrale........................       27,500,000
                                                               --------------
          Total.............................................   $2,750,000,000
                                                               ==============

                            ------------------------

     Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.30% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the named underwriters may change the offering price and the other selling terms.

     The underwriters intend to offer the notes for sale primarily in the United States. Goldman, Sachs & Co., acting through its affiliates as its selling agents, and the other underwriters may also offer the notes for sale outside the United States.

     The notes are a new issue of securities with no established trading market. The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. intends to make a market in the notes. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the notes.

     Please note that the information about the original issue date, original issue price and net proceeds to Goldman Sachs on the front cover page relates only to the initial sale of the notes. If you have purchased a note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     None of the named underwriters is permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

     Each underwriter has agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of such notes, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc. and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     Each underwriter has agreed that it has not and will not offer or sell any notes or distribute any document or other material relating to the notes, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act") or (ii) to a sophisticated investor in accordance with the conditions specified in Section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Companies Act.

     Each underwriter has agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) it has not issued or had in its possession for the purpose of issue and will not issue or have in its possession for the purpose of the issue any invitation or advertisement relating to the notes in Hong Kong (except if permitted to do so by the securities laws of Hong Kong) other than with respect to notes intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $825,000.

     The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

     This prospectus supplement will be used by the underwriters and other dealers in connection with offers and sales of notes to persons located in the United States. These offers and sales may involve notes initially sold by the underwriters in this offering outside the United States.

-------------------------------------------------------
-------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
            Prospectus Supplement
Ratio of Earnings to Fixed Charges....   S-2
Specific Terms of the Notes...........   S-3
Employee Retirement Income Security
  Act.................................   S-6
Validity of the Notes.................   S-6
Underwriting..........................   S-8
                 Prospectus
Available Information.................     2
Prospectus Summary....................     4
Ratio of Earnings to Fixed Charges....     7
Description of Debt Securities We May
  Offer...............................     8
Description of Warrants We May
  Offer...............................    31
Description of Purchase Contracts We
  May Offer...........................    49
Description of Units We May Offer.....    54
Description of Preferred Stock We May
  Offer...............................    60
Description of Capital Stock..........    67
Legal Ownership and Book-Entry
  Issuance............................    73
Considerations Relating to Securities
  Issued in Bearer Form...............    79
Considerations Relating to Indexed
  Securities..........................    83
Considerations Relating to Securities
  Denominated or Payable in or Linked
  to a Non-U.S. Dollar Currency.......    86
United States Taxation................    89
Plan of Distribution..................   109
Employee Retirement Income Security
  Act.................................   111
Validity of the Securities............   112
Experts...............................   112
Cautionary Statement Pursuant to the
  Private Securities Litigation Reform
  Act of 1995.........................   113

-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------
-------------------------------------------------------

                                 $2,750,000,000
                               THE GOLDMAN SACHS
                                  GROUP, INC.
                              6.60% Notes due 2012
                               ------------------

                              [GOLDMAN SACHS LOGO]

                               ------------------
                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                                BARCLAYS CAPITAL
                                HYPOVEREINSBANK
                                ING BARINGS/BBL
                     CREDIT LYONNAIS SECURITIES (USA) INC.
                                  DANSKE BANK
                           DEUTSCHE BANC ALEX. BROWN
                              WACHOVIA SECURITIES
                                      HSBC
                           LOOP CAPITAL MARKETS, LLC
                                    JPMORGAN
                          ORMES CAPITAL MARKETS, INC.
                              RBC CAPITAL MARKETS
                              SALOMON SMITH BARNEY
                      SANTANDER CENTRAL HISPANO INVESTMENT
                           SUNTRUST ROBINSON HUMPHREY
                           U.S. BANCORP PIPER JAFFRAY
                      WESTDEUTSCHE LANDESBANK GIROZENTRALE

            -------------------------------------------------------
            -------------------------------------------------------